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                              May 4, 2020

       George Athanasiadis
       Chief Executive Officer
       Fast Casual Concepts, Inc.
       141 Amsterdam Rd.
       Grove City, PA 16127

                                                        Re: Fast Casual
Concepts, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 7, 2020
                                                            File No. 024-11190

       Dear Mr. Athanasiadis:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed April 7, 2020

       Cover Page

   1. Please disclose the percentage of your issued and outstanding shares owned, as a group, by your officers and
directors. Also disclose what their voting power will be if all or some of the shares are
sold in the offering.
       Risk Factors, page 4

   2. Please revise your risk factor disclosure to discuss risks related to your officers and directors' ability to
independently control the operations of the company, including the election of directors
and approval of significant corporate transactions.
   3. Consider whether risk factor disclosure is necessary to address the challenges you may experience in your
business operations or implementation of your business plan as a result of the coronavirus
pandemic. For example, consider whether changes to your dine-in
 George Athanasiadis
FirstName LastNameGeorge Athanasiadis
Fast Casual Concepts, Inc.
Comapany NameFast Casual Concepts, Inc.
May 4, 2020
May 4, 2020 Page 2
Page 2
FirstName LastName
         restaurant model and your supply chain have been, or may in the future be, necessitated by the coronavirus pandemic. Refer to Corporation Finance Disclosure Topic No. 9.
We will continue to incur certain costs, page 6

4. Please revise this risk factor to clarify your statement that you will not be a "public"
         company after qualification and explain how your reporting obligations will differ as a result.
Business, page 13

5. We note that one restaurant was opened in 2019 and two were opened in January 2020.
         However, your disclosure in the first sentence of this section indicates that you "will open" three restaurants in 2019. Please update your disclosure to describe acurately the current state of your operations, including the status of the fourth restaurant which was scheduled to open in April 2020. Refer to Item 7 of Part II to Form 1-
A. In addition,
         please disclose the current progress made toward the objectives listed on page 14.
Security Ownership of Management and Certain Security Holders, page 19

6. Please provide the last name of the 10% shareholder listed in this section. If this individual is an officer or director, please update your disclosure in the relevant sections of the offering statement to describe his or her experience, compensation, and relationships with the company, as required.
Part F/S, page 23

7. Please provide the audit report for your financial statements for the year ended December
         31, 2019 as required by Part F/S, paragraph (c)(1), of Form 1-A. Exhibits, page 34

8. We note that you currently operate at least three restaurants. With your next amendment, please file all material agreements related to your business. See Item 17(6) of Form 1-A.
9. In the first paragraph of your subscription agreement, you state that the purchase price for shares will be $0.50, when your offering statement includes a purchase price of $0.10.
         Please advise. Further, in the second paragraph of Section 1, you state that the company agrees to sell and issue to each investor an additional share for every two shares purchased under the subscription agreement from the date of the subscription until the expiration of the "registration statement." You also state that pursuant to the terms of the "registration statement" the additional shares will be sold at $0.50 per share regardless of the trading price in the open market and "shall also be free trading shares." Revise the offering statement to more fully describe the terms of the subscription agreement, including terms related to the sale of the additional shares. In addition, please tell us in what respect the shares will be "free trading shares" and how you reached this determination.
 George Athanasiadis
Fast Casual Concepts, Inc.
May 4, 2020
Page 3
10. Please advise your independent registered public accounting firm to revise their consent filed as Exhibit 11.1 to make a reference to the correct financial statements.
Signature Page, page 34

11. Please note that the offering statement must be signed by the issuer in addition to its principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of the board of directors. Please revise accordingly.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                              Sincerely,
FirstName LastNameGeorge Athanasiadis
                                                              Division of
Corporation Finance
Comapany NameFast Casual Concepts, Inc.
                                                              Office of Trade &
Services
May 4, 2020 Page 3
cc:       Jack Brannelly, Esq.
FirstName LastName